Form 51-102F1
KOKOMO ENTERPRISES INC.

Management’s Discussion & Analysis
Condensed Interim Financial Statements (Unaudited) for the
Three months ended March 31, 2012

The following discussion and analysis of the financial condition and financial position and results of operations of Kokomo Enterprises Inc. (the “Company” or “Kokomo”) for the three months ended March 31, 2012  should be read in conjunction with the condensed interim unaudited financial statements and notes thereto for the three months ended March 31, 2012 and the annual audited financial statements for the years ended December 31, 2011 and 2010 and notes thereto.  The condensed interim financial statements and notes thereto have not been reviewed by the Company’s Auditor.

These financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The Company’s financial statements are expressed in Canadian (CDN) Dollars.  All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at May 29, 2012.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

Kokomo is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s United States Securities and Exchange Commission (“U.S. SEC”) filings.

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

Results of Operations

The Company was incorporated on August 24, 1984 in British Columbia, Canada.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The common shares of the Company trade on the Canadian National Stock Exchange (CNSX) under the symbol “KKO”, and in the USA, the Company's common shares trade on the OTCQB under the trading symbol 'KKOEF'.  The Cusip number of the Company’s common shares is 500323100. The Company’s head office is located at 1000 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3.  The Company’s transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

At the Annual General Meeting of the Company’s shareholders which was held on June 16, 2011, the shareholders received the Audited Financial Statements for the year ended December 31, 2010 and 2009 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.  The 2012 Annual General Meeting of the Company is scheduled to take place on June 20, 2012.

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years. Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 3,000,000 common shares of the Company and to make additional payments totaling $1,000,000.   In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011. During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group.  However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company decided to abandon this project.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) for a period of four months for a cash consideration of US $750 and the granting of 120,000 incentive stock options which are exercisable at the price of $0.15 per common share which expire on June 1, 2012.  In the event that the Arm’s Length Party does not exercise its incentive stock options by the expiry date, then the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party.

On February 8, 2010, the Company entered into a binding letter of intent (“LOI”) with an arm’s length party to acquire a 75% right, title and interest in the surface rights of the Zaniza Iron Ore Property, located in the Municipality of Sola De Vega in the State of Oaxaca in Mexico.  The parties to the LOI had agreed to enter into a Definitive Agreement by March 31, 2010 (“The Deadline”).  Subsequently, an Amending Agreement was entered into and was executed by the parties whereby The Deadline was extended to August 31, 2010.  As the Company was unable to enter into a Definitive Agreement by the expiry of The Deadline, the Company decided not to proceed any further with this acquisition.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

The Company was previously registered extra-provincially under the Corporations Registration Act in the Province of Nova Scotia, Canada in order to participate in a tender for a Special License in respect to the exploration of salt and potash on certain claims.  The Company participated in the tender, however, due to delays in being granted a Special License, the Company withdrew its participation from the tender and the Company decided not to renew its registration as an extra-provincially registered company under the Corporations Regulations Act in the Province of Nova Scotia, Canada.

For the three months ended March 31, 2012:-

●	The Company’s operating expenses were $47,213 as compared to $51,165 for the corresponding period in 2011,

●	The Company realized a net loss and comprehensive loss of $47,213 as compared to $51,165 for the corresponding period in 2011.

●
The Company’s total assets were $2,044 as compared to $153,923 for the corresponding period in  2011.  The impairment of mineral property interests in the amount of $151,339 during the year ended December 31, 2011 contributed to the decrease of the Company’s total assets.

●	The Company’s total liabilities were $238,106 as compared to $171,724 for the corresponding period in 2011.

●	The Company had a working capital deficiency of $236,063 as compared to a working capital deficiency of $169,141 for the corresponding period in 2011.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.	Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers.  The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008.  Colt did not exercise the second tranche of the option.  Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property.  Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures.  If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis.  If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, the Company has recognized an impairment provision of $151,339 as at December 31, 2011(2010 - $nil) to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	2011	2010	2009	Cumulative to March 31, 2012

Acquisition (property option payments)	$0	$0	$0	$150,000
S Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	263	1,194	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	(151,339)	0	0	(151,339)

	$(151,339)	$263	$1,194	$1

2.           Ontario Lithium Properties (Mineral Leases)

These Mineral Leases were previously written off at the end of fiscal 2000.  During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

3.           Arqueana Property, Brazil

Arqueana Property, Brazil

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”).  Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 7,000,000 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years. Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 3,000,000 common shares of the Company and to make additional payments totaling $1,000,000.  In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011.   During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group.  However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company decided to abandon this project.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

Costs incurred in respect to the Arqueana Property are as follows:

2011

Due Diligence Report	$37,492
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	13,326
Miscellaneous	2,608
$64,928

As at December 31, 2011, the Company has written-off the costs that it has incurred in respect to the Arqueana Property.

First Quarter (March 31, 2012)

During the three months [first quarter] period ended March 31, 2012:

●
The Company had a net loss and comprehensive loss of $47,213 or $0.00 per share as compared to a net loss and comprehensive loss of $51,165 or $0.00 per share for the same three months [first quarter] period ended March 31, 2011.

●	The Company’s operating costs decreased to $47,213 as compared to $51,165 for the same period in 2011. The reduction in Management fees contributed to the decrease of operating costs.

●	The Company’s weighted average number of common shares were 16,575,278 as compared to 13,963,278 for the corresponding period in 2011.

Summary of Quarterly Results

For the Quarterly Periods ended:	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Total Revenues	$0	0	0	0
Loss before other items	(47,213)	(145,825)	(58,644)	(76,440)
Loss per common share before other items	(0.00)	(0.01)	(0.00)	(0.00)
Earnings / (loss) for the period	(47,213)	(297,164)	(58,644)	(76,440)
Basic earnings /(loss) per common share	(0.00)	(0.02)	(0.00)	(0.00)

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

For the Quarterly Periods ended:	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Total Revenues	$0	0	0	0
Loss before other items	(51,165)	(99,552)	(117,169)	(125,537)
Loss per common share before other items	(0.00)	(0.01)	(0.01)	(0.01)
Earnings / (loss) for the period	(51,165)	(99,544)	(117,413)	(125,274)
Basic earnings / (loss) per common share	(0.00)	(0.01)	(0.01)	(0.01)

Note: Earnings (loss) per common share calculations in the above tables are based on the weighted average number of common shares outstanding for the periods  All the figures covered by all the quarterly periods are prepared in accordance with IFRS

The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment.  The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future.  Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or may be subject to cease trade order at any time for any reason, including the failure by the Company to submit documents to the Regulatory Authorities in the time periods required.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid.  The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods.  The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted.  Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties.  A drop in the availability of equity financings will likely impede spending on mineral properties.  As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2012, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly.  In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans.  In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at March 31, 2012:-

●	The Company‘s total number of issued and outstanding shares was 16,575,278 as compared to 13,963,278 for the corresponding period in 2011 (December 31, 2011: 16,575,278).

●	The Company’s total assets were $2,044 as compared to $153,923 for the corresponding period in 2011 (December 31, 2011: $3,140).

●	The Company’s total liabilities were $238,106 as compared to $171,724 for the corresponding period in 2011 (December 31, 2011: $191,989).

●
The Company had a working capital deficiency of  $236,063 as compared to a working capital deficiency of $169,141 for the corresponding period in 2011 (December 31, 2011: working capital deficiency of $188,850).

During 2011, a total of 1,512,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $151,200.

During 2011, a total of 3,697,000 share purchase warrants exercisable at $0.10 per warrant share which were attached to certain units issued in 2009 expired unexercised.  Subsequently, on March 11, 2012, a total of 440,000 share purchase warrants exercisable at $0.10 per share expired unexercised and on April 16, 2012, a total of 550,000 share purchase warrants exercisable at $0.10 per share expired unexercised .

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011.  The Company issued a total of 100,000 units of the Company’s securities at $0.10 per unit for gross proceeds to the Company of $10,000.  Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $0.15 until May 10, 2013.  The securities issued were subject to a hold period which expired on September 11, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 15, 2013.  The securities issued were subject to a hold period which expired on August 16, 2011.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 500,000 units of the Company at the price of $0.10 per unit for total proceeds to the Company of $50,000.  Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $0.15 until April 1, 2013.  The securities issued were subject to a hold period which expired on August 2, 2011.

During 2010, a total of 1,043,000 share purchase warrants were exercised at $0.10 per share for total proceeds to the Company of $104,300.

During 2010, the Company issued an aggregate of 4,500,000 Units of the securities of the Company to various investors at the price of $0.06 per Unit for total proceeds to the Company of $270,000 all of which were allocated to common shares. Each Unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company at $0.10 per common share for a period of two years from closing date.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.  However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

During the three months ended March 31, 2012, there were no stock options granted to Directors, Officers and Employees.  On June 15, 2011, a total of 164,242 stock options granted to Directors, Officers, Employees and Consultants exercisable at $1.25 per share expired unexercised.

Pursuant to an Investor Relations Agreement with an Arm’s Length Party, on June 1, 2011 the Company has granted 120,000 incentive stock options to the Arm’s Length Party which may be exercised for a period of twelve months at the price of $0.15 per common share.  In respect to the stock option grant is a cash settlement option which allows the option holder to receive $3,250 if the stock options are not exercised by the expiry date. The fair value of the options granted in 2011 has been calculated based on the cash settlement value of $3,250 and has been included in mineral property evaluation costs. The balance has been reflected in the December 31, 2011 year-end audited financial statements as an accrual and is included in accounts payable and accrued liabilities.

If any stock options are exercised in the future, then any funds received by the Company from the exercising of stock options shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options will be exercised before their expiry.  As at March 31, 2012, a total of 120,000 incentive stock options exercisable at $0.15 per share are outstanding.  As at the date of this MD&A, there were no stock options that were exercised.

As at March 31, 2012:-

●	the Company had $541 in cash as compared to $994 for the corresponding period in 2011 (December 31, 2011: $924).

●	the Company’s GST/HST receivables as at March 31, 2012 were $1,502 as compared to $1,589 for the corresponding period in 2011 (December 31, 2011: $848).

●	Prepaid expenses in the amount of $nil as compared to $nil for the corresponding period in 2011 (December 31, 2011: $1,367).

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

Significant Accounting Policies

The Condensed Interim (Unaudited) Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

Commodity prices have increased significantly, and should this trend continue then companies such as Kokomo will have difficulty in acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors.  Effective as of March 1, 2007, Las Vegas invoices the Company $1,500 plus HST per month for providing office space, telephone and photocopy services, office supplies, reception, accounting, secretarial and other miscellaneous services for as long as such services are required by the Company.  As at March 31, 2012, Las Vegas charged the Company for its share of (i) office expenses of $3,600 (March 31, 2011 - $3,600) and (ii) rent of $900 (March 31, 2011 - $900).

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company.  Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Pursuant to the Management Services Agreement with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) dated November 1, 2001, as amended on August 18, 2003 and on July 31, 2005 and pursuant to the Addendum to the Management Services Agreement dated November 1, 2010, the total amount for Management Fees was $25,000 during the three months period ended March 31, 2012 (March 31, 2011: $30,000).  In February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced to $5,000 plus HST per month effective as of March 1, 2012.  Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced to $2,500 per month plus HST as of April 1, 2012. The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors and officers of the Company.  The Management Services Agreement is renewable on an annual basis, and either party may terminate the Management Services Agreement at anytime by giving three months notice to the other party.

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt Resources Inc. (“Colt”) (see Mineral Properties – 1. Extra High Property in this MD&A).  During 2008, pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 however Colt did not exercise the second tranche of the option.

Colt was previously related to the Company by virtue of the fact that Bedo H. Kalpakian was the President and CEO of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.  Furthermore, J. Wayne Murton was a former Director of the Company and was also a director of Colt.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

In connection with the 2010 non-brokered private placement (see Liquidity and Capital Resources in this MD&A), a total of 3,250,000 Units in the capital of the Company were subscribed for by a company owned by two directors of the Company.  During 2010, a total of 1,010,000 share purchase warrants at $0.10 per share were exercised by a company owned by two directors of the Company for total proceeds to the Company of $101,000.

Financial Instruments

The Company has classified its cash as held-for-trading; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities.

The carrying values of cash and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments.  The fair value of due to related parties cannot be reliably measured as there is no market for such instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)	Credit risk

Credit risk arises from the non-performance of counterparties of contractual financial obligations.
The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	March 31, 2012	March 31, 2011
Bank accounts	$541	$994

(b)           Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At March 31, 2012, the Company had accounts payable excluding accrued liabilities of $95,761 (March 31, 2011- $58,011), which are due within 30 days, and amounts payable to related parties of $109,095 (March 31, 2011 - $102,713), which are due on demand.

(c)           Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not exposed to foreign currency risk.

(i)	Interest rate risk

The Company’s cash consists of cash held in bank accounts earning interest at variable interest rates. Fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2012. The Company is not exposed to significant interest rate risk.

(ii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to other price risk.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Interim Financial Statements for the three months ended March 31, 2012.

Disclosure over Internal Controls

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported within the time periods required by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Venture Issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument NI 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishments and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded and reported within the time periods specified in securities legislation and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitations on the ability of certifying officers of a Venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Capital Stock

Authorized share capital:          Unlimited number of common shares without nominal or par value
Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of May 29, 2012	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 29, 2012	16,575,278	Nil	N/A	N/A
Warrants as at May 29, 2012	2,000,000 500,000 500,000 100,000 2,000,000 83,333	Nil	Cdn $0.10 Cdn $0.15 Cdn $0.15 Cdn $0.15 Cdn $0.10 Cdn $0.10	August 16, 2012 April 1, 2013 April 15, 2013 May 10, 2013 Dec 2/2014 Dec 22/2014
Stock Options as at May 29, 2012	120,000	Nil	Cdn $0.15	June 1, 2012
Fully Diluted as at May 29, 2012	21,878,611	Nil

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012

KOKOMO ENTERPRISES INC.
Form 51-102F1 – Management’s Discussion & Analysis
For the three months ended March 31, 2012

Outlook

Management’s efforts are directed towards pursuing opportunities of merit in the mineral exploration sector for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire a mineral prospect of merit.

Kokomo Enterprises Inc.
MD&A Form 51-102F1
March 31, 2012